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                                                           FOR IMMEDIATE RELEASE

              TOYOTA MOTOR CREDIT CORPORATION ANNOUNCES CHANGES TO
                         LEASE ASSET-BACKED TRANSACTIONS

TORRANCE, Calif. (April 28, 2000) -- Toyota Motor Credit Corporation (TMCC) today announced that it will make a one-time cash capital contribution to Toyota Leasing, Inc. (TLI) who will deposit the proceeds into the reserve funds of Toyota's four outstanding lease securitizations. TLI is the transferor for Toyota's lease securitizations. TMCC also announced that a portion of the monthly excess cash flows in the transactions will be retained in these reserve funds to supplement the capital contribution.

TMCC is taking these actions to address concerns recently raised by rating agencies with respect to higher than originally expected aggregate residual value losses on TMCC's lease portfolio. As a result of TMCC's stated intentions, Moody's Investors Service and Standard and Poor's issued press releases in which they affirmed the original credit ratings of Toyota's lease ABS securities.

These capital contributions do not imply any ongoing support or guarantee of the securities issued in those transactions, as TMCC and TLI do not intend to take any further actions in the future. TMCC does not expect its actions to affect the legal conclusions reached by its counsel with respect to bankruptcy issues or other matters at the time these securities were issued.

"The actions taken by TMCC reflect the company's confidence in the future performance of the Toyota Auto Lease Trust transactions and the TMCC lease portfolio as a whole," said David Tademaru, National Treasury Manager for TMCC. "It also demonstrates TMCC's strong commitment to its ABS funding program" added Tademaru.

TMCC is a California corporation, an indirect subsidiary of Toyota Motor Corporation, and currently the captive finance company of Toyota Motor Sales, USA. Its long term unsecured ratings of AAA by Standard and Poor's and Aa1 by Moody's Investors Service were unaffected by these recent events.

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CONTACTS:

         Dave Tademaru     310/468-6174